December 11, 2009

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	iGate Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 8-K Filed October 1, 2008

File No. 000-21755

Dear Mr. Gilmore:

This letter is in response to your letter dated December 9, 2009 to iGate Corporation (the “Company”). Your letter included six additional comments to which we have responded below. For your convenience, we have set forth each comment and provided our responses immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1.	SEC COMMENT: We refer to your response to our prior comment 1. In subsequent filings, please consider briefly enhancing your discussion as to the nature of your relationships with the Royal Bank of Canada and General Electric Company given their significance to your operations.

COMPANY RESPONSE: We acknowledge the Staff’s comment. In future filings, we will consider enhancing our discussion as to the nature of our relationships with these two clients.

Part III (as incorporated by reference from definitive proxy filed March 13, 2009)

Executive Compensation

Compensation Discussion and Analysis

Base Salaries for Executive Officers, page 13

2.	SEC COMMENT: We refer to your response to prior comment 5 and note that you use a peer group of companies for benchmarking purposes. Please identify these companies and discuss the relationship between actual compensation and the data used in your benchmarking or peer group studies, With respect to this latter point, please disclose the benchmark used and where actual compensation paid to your named executive officers fell relative to this benchmark. Please confirm that you will provide this information along with the relevant information in your response such as how you chose these companies in subsequent filings as applicable. See Item 402(b)(2)(xiv) of Regulation S-K.

Mr. Patrick Gilmore

December 11, 2009

COMPANY RESPONSE: With respect to benchmarking, in fiscal year 2008, we benchmarked our chief executive officer’s compensation against our peer group. The peer group was comprised of the following companies:

•	Sapient Corporation

•	Cognizant

•	ExlService Holdings

•	Genpact LTD

•	WNS Holdings

•	Syntel, Inc.

•	Virtusa Corp.

The benchmarks we used with respect to chief executive officers are: (1) base salary; (2) bonus; (3) equity awards granted throughout the year; (4) percentage of stock ownership in the company; and (5) the projected revenue for the peer group companies. In those categories, Phaneesh Murthy, our President and Chief Executive Officer, fell within the seventy-first percentile of the actual compensation paid to the peer group officers.

For our other named executive officers, our management was substantially restructured in 2007 and 2008, and our named executive officers in fiscal year 2008 were subject to employment agreements entered into prior to their becoming named executive officers. For those officers, we did not engage in benchmarking in fiscal year 2008. In subsequent filings, we will disclose any benchmarking that takes place with respect to our named executive officers.

We confirm that we will provide all required information with respect to benchmarking in subsequent filings.

Annual Bonuses for Executive Officers, page 14

3.	SEC COMMENT: We refer to your response to our prior comment 6 and note that annual bonus payments for your named executive officers are

Mr. Patrick Gilmore

December 11, 2009

based upon your attainment of specific revenue, gross profit and operating results, and for Mr. Zugay, on the maintenance of a certain level of corporate operating expenses. You also state that for the year under review, the bonuses were based on the revenue and profit before tax targets. Since these targets appear to be material, please advise as to why you have not disclosed the actual targets with respect to these quantitative performance-related factors. To the extent that you believe that disclosure of these targets will cause your company competitive harm, please confirm that you have a legal analysis addressing why you believe disclosure would result in competitive harm and confirm that future filings will discuss how difficult it will be for the executive officer(s) or how likely it will be for the registrant to achieve the undisclosed target levels. See Instruction 4 to Item 402(b) of Regulation S-K.

COMPANY RESPONSE: The Company did not add specific quantitative targets due to a concern that these targets would be construed by the marketplace as financial guidance or otherwise indicative of Company management’s expectations for future performance. This would be inconsistent with our Board of Directors’ decision not to provide specific guidance concerning future operating performance and our historical practices of not providing such guidance.

Further, the Company believed that the disclosure of specific targets would put it at a substantial competitive disadvantage. Disclosure of specific financial targets would allow Company competitors and customers greater visibility into the Company’s target cost structure and margins. This information could be used by such competitors to offer lower rates for similar services, which would place the Company at a distinct competitive disadvantage.

Additionally, the Company believed that disclosure of annual revenue and profits targets would place the Company at a disadvantage in its efforts to recruit and retain key personnel. For example, competitors of the Company could review the Company’s year-to-date performance and make preliminary determinations as to whether named executive officers were likely to receive bonuses and the amount of such bonuses. This information could then be used by a competitor to structure a compensation package specifically targeted to recruit named executive officers away from the Company.

The Company did not perform or retain counsel to perform a written legal analysis in support of the Company’s determination.

In future filings, the Company will identify the financial or other measures upon which bonuses are based, but for the reasons set forth above, would propose to not include specific financial targets. In addition, the Company’s future filings will also contain the requested discussion of how difficult it will be for the executive officer(s) or how likely it will be for the registrant to achieve the undisclosed target levels.

Mr. Patrick Gilmore

December 11, 2009

Stock Incentive Plan, page 14

4.	SEC COMMENT: In your response to our prior comment 7 you state that base salaries, including fixed and variable components, are determined in comparison to the salaries similar officers in the peer group of companies. You further state that you calculate bonuses based on revenue and profit before taxes, and that the calculation of equity awards are based on year-over-year improvements of not less than 10% in profits after taxes. While you describe the items of your company’s performance used to determine executive compensation, it appears that you have not described how each form of compensation is structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of the your company’s performance. As such, we reissue our prior comment 7 and ask that you provide the disclosure required by Item 402(b)(2)(vii) of Regulation S-K. Please confirm that future filings will include such disclosure as appropriate.

COMPANY RESPONSE: We acknowledge the Staff’s comment and will provide the requested disclosure in future filings.

Policies and Procedures for Approving Related Person Transactions, page 32

5.	SEC COMMENT: Please confirm that you will provide the response to prior comment 8 in future filings to the extent applicable.

COMPANY RESPONSE: We acknowledge the Staff’s comment. We will provide the requested response in future filings to the extent applicable.

Form 8-K Filed October 1, 2008

6.	SEC COMMENT: Your response to prior comment number 12 indicates that you concluded that pro forma information was not necessary because the professional services business did not meet any of the significant subsidiary tests described in Rule 1-02(w) of Regulation S-X as of September 30, 2008. Please note that Rule 1-02(w) indicates that the investment and assets test are to be calculated as of the end of the most recently completed fiscal year and the income test would be calculated for the most recently completed fiscal year. Please tell why you did not perform tests of significance as of December 31, 2007 in accordance with Rule 1-02(w). As part of your response, please provide us with the results of the significance tests as of December 31, 2007.

Mr. Patrick Gilmore

December 11, 2009

COMPANY RESPONSE: The significant subsidiary tests described in Rule 1-02(w) of Regulation S-X as of December 31, 2007 result in total segment assets of approximately 7% of total assets, segment pre-tax income of approximately 37% of pre-tax income from continuing operations, and the investment in the professional services business of approximately 3% of total assets. While we acknowledge that Rule 1-02(w) of Regulation S-X indicates that the significant subsidiary tests are to be completed as of the most recently completed fiscal year, we believed that performing such tests as of and for the nine months ended September 30, 2008 was more appropriate because (a) using fiscal year balances as of and for the year ended December 31, 2007, two of the three tests were below the 10% threshold and (b) the information related to income from continuing operations had already been previously provided as part of our ongoing segment disclosures.

*            *            *

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses provided herein, please do not hesitate to call us, or our outside counsel James J. Barnes (412-288-7164) or Eric L. Billings (412-288-3022).

Sincerely,

/s/ Sujit Sircar
Sujit Sircar
Chief Financial Officer

cc:	Phaneesh Murthy